Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-224149
Danaher Corporation
Pricing Term Sheet
May 7, 2020
Concurrent Offerings of
9,509,203 Shares of Common Stock
(the “Common Stock Offering”)
and
1,550,000 Shares of 5.00% Mandatory Convertible Preferred Stock, Series B
(the “Series B Mandatory Convertible Preferred Stock Offering”)
This pricing term sheet relates only to the securities described below and should be read together with (i) Danaher Corporation’s preliminary prospectus supplement dated May 7, 2020 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), the accompanying prospectus dated July 9, 2019 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Common Stock Offering); and (ii) Danaher Corporation’s preliminary prospectus supplement dated May 7, 2020 relating to the Series B Mandatory Convertible Preferred Stock Offering (the “Series B Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), the accompanying prospectus dated July 9, 2019 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Series B Mandatory Convertible Preferred Stock Offering). Neither the Common Stock Offering nor the Series B Mandatory Convertible Preferred Stock Offering is contingent on the completion of the other offering. Danaher Corporation has increased the size of the Common Stock Offering to $1,550,000,089 (or $1,782,499,866 if the underwriters’ option to purchase additional shares of Common Stock is exercised) and the Series B Mandatory Convertible Preferred Stock Offering to $1,550,000,000 (or $1,717,500,000 if the underwriters’ option to purchase additional shares of Series B Mandatory Convertible Preferred Stock, solely to cover over-allotments, is exercised). The final preliminary prospectus supplement, dated May 7, 2020, relating to the Common Stock Offering and the final prospectus supplement, dated May 7, 2020, relating to the Series B Mandatory Convertible Preferred Stock Offering will reflect conforming changes relating to increases in the size of the offerings. Certain capitalized terms used in this pricing term sheet that are not defined herein but that are defined in the Common Stock Preliminary Prospectus Supplement or the Series B Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, as applicable, have the respective meanings given to such terms in such Preliminary Prospectus Supplement.

Issuer:	Danaher Corporation

Trade Date:	May 8, 2020

Expected Settlement Date:	May 12, 2020 (T+2)
Common Stock Offering
Shares of Common Stock Offered

by Danaher Corporation:	9,509,203 shares of common stock, par value $0.01 per share (“Common Stock”), of Danaher Corporation
Shares of Additional Common
Stock that the Underwriters have
the Option to Purchase from

Danaher Corporation:	Up to 1,426,379 shares of Common Stock that the underwriters for the Common Stock Offering have the option to purchase from Danaher Corporation.

Symbol / Exchange:	DHR / NYSE

Last Reported Sale Price
of Common Stock

on the NYSE on May 7, 2020:	$163.48 per share

Public Offering Price:	$163.00 per share

Net Proceeds:
The net proceeds of the Common Stock Offering will be approximately $1.50 billion (or approximately $1.73 billion if the underwriters exercise their option to purchase additional shares of Common Stock in full), after deducting estimated expenses and underwriting discounts and commissions. Danaher Corporation intends to use the net proceeds from the Common Stock Offering and the Series B Mandatory Convertible Preferred Stock Offering for general corporate purposes, which may include, without limitation and in its sole discretion, funding potential future acquisitions and investments, working capital, capital expenditures, investments in or loans to its subsidiaries, refinancing of outstanding indebtedness, refinancing of outstanding capital securities, share repurchases (including, but not limited to, repurchases of its common stock), dividends and satisfaction of other obligations. The precise amounts and timing of these use of proceeds will depend on Danaher Corporation’s funding requirements and those of its subsidiaries.

CUSIP / ISIN:	235851102 / US2358511028

Joint Book-Running Managers:	Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Evercore Group L.L.C.
Credit Suisse Securities (USA) LLC

Co-Managers:	BTIG, LLC
Commerz Markets LLC
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Raymond James & Associates, Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities, Inc.
TD Securities (USA) LLC
Wells Fargo Securities, LLC

Series B Mandatory Convertible Preferred Stock Offering

Title of Securities:	5.00% Mandatory Convertible Preferred Stock, Series B, without par value, of Danaher Corporation (the “Series B Mandatory Convertible Preferred Stock”)
Shares of Series B Mandatory
Convertible Preferred Stock

Offered by Danaher Corporation:	1,550,000 shares

Shares of Additional Series B
Mandatory Convertible Preferred
Stock that the Underwriters Have
the Option to Purchase from

Danaher Corporation:	Up to an additional 167,500 shares that the underwriters for the Series B Mandatory Convertible Preferred Stock Offering have the option to purchase, solely to cover over-allotments, if any.

Public Offering Price:	$1,000.00 per share

Insider Participation:
One or more entities or individuals affiliated with Steven Rales, the Chairman of our Board, or Mitchell Rales, one of our directors and Chairman of our Executive Committee (collectively, the “Affiliated Entities”), have agreed to purchase 93,300 shares of Series B Mandatory Convertible Preferred Stock (representing an aggregate liquidation preference of up to $93.3 million) in this offering at the public offering price for investment purposes. The underwriters will not receive any underwriting discounts or commissions on any shares of Series B Mandatory Convertible Preferred Stock sold to the Affiliated Entities.

Net Proceeds:
The net proceeds of the Series B Mandatory Convertible Preferred Stock Offering will be approximately $1.51 billion (or approximately $1.67 billion if the underwriters exercise their over-allotment option in full), after deducting estimated expenses and underwriting discounts and commissions. Danaher Corporation intends to use the net proceeds from the Series B Mandatory Convertible Preferred Stock Offering and the Common Stock Offering for general corporate purposes, which may include, without limitation and in its sole discretion, funding potential future acquisitions and investments, working capital, capital expenditures, investments in or loans to its subsidiaries, refinancing of outstanding indebtedness, refinancing of outstanding capital securities, share repurchases (including, but not limited to, repurchases of its common stock), dividends and satisfaction of other obligations. The precise amounts and timing of these use of proceeds will depend on Danaher Corporation’s funding requirements and those of its subsidiaries.

Liquidation Preference:	$1,000.00 per share

Dividends:
5.00% of the liquidation preference of $1,000 per share of the Series B Mandatory Convertible Preferred Stock per annum. Dividends shall accumulate from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the first original issue date, whether or not in any dividend period or periods there have been funds legally available for the payment of such dividends, and, to the extent that Danaher Corporation is legally permitted to pay dividends and Danaher Corporation’s board of directors (which term, as used herein, includes an authorized committee of the board) declares a dividend with respect to the Series B Mandatory Convertible Preferred Stock, Danaher Corporation will pay such dividend in cash or, subject to certain limitations, in shares of Common Stock or by delivery of any combination of cash and shares of Common Stock, as determined by Danaher Corporation in its sole discretion, on each Dividend Payment Date (as defined below); provided, however, that any undeclared and unpaid dividends will continue to accumulate. Dividends that are declared will be payable on the Dividend Payment Dates to holders of record of the Series B Mandatory Convertible Preferred Stock on the immediately preceding December 31, March 31, June 30 or September 30, as applicable (each a “Record Date”), whether or not such holders convert their shares, or such shares are automatically converted, after a Record Date and on or prior to the immediately succeeding Dividend Payment Date. The expected dividend payable on the first Dividend Payment Date is approximately $8.75 per share of the Series B Mandatory Convertible Preferred Stock. Each subsequent dividend for a full dividend period is expected to be $12.50 per share of the Series B Mandatory Convertible Preferred Stock. Accumulated and unpaid dividends for any past dividend period will not bear interest.

If Danaher Corporation elects to make any payment of a declared dividend, or any portion thereof, in shares of Common Stock, such shares shall be valued for such purpose at 97% of the Average VWAP per share of Common Stock over the five consecutive Trading Day period beginning on and including the sixth scheduled Trading Day prior to the applicable Dividend Payment Date (such average, the “Average Price”). In no event will the number of shares of Common Stock delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to the total dividend payment divided by $57.05, which amount represents approximately 35% of the Initial Price (as defined below) (subject to adjustment in a manner inversely proportional to any anti-dilution adjustment to each Fixed Conversion Rate as described in the Series B Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) (such dollar amount, as adjusted, the “Floor Price”). To the extent that the amount of the declared dividend exceeds the product of the number of shares of the Common Stock delivered in connection with such declared dividend and 97% of the Average Price, Danaher Corporation will, if it is legally able to do so, and to the extent permitted under the terms of its credit facilities and other indebtedness, pay such excess amount in cash.

Floor Price:	$57.05, subject to adjustment as described in the Series B Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Dividend Payment Dates:	January 15, April 15, July 15 and October 15 of each year, commencing on July 15, 2020, to, and including, April 15, 2023.

Dividend Record Dates:	The December 31, March 31, June 30 or September 30, as applicable, immediately preceding the applicable Dividend Payment Date.

Dividend Threshold:	$0.18 per share, subject to adjustment as described in the Series B Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Initial Price:	$163.00, which equals the per share public offering price of the Common Stock in the Common Stock Offering.

Threshold Appreciation Price:	$199.68, which represents an appreciation of 22.5% over the Initial Price.

Mandatory Conversion Date:
The second business day immediately following the last Trading Day of the 20 consecutive Trading Day period beginning on, and including, the 21st scheduled Trading Day immediately preceding April 15, 2023. The Mandatory Conversion Date is expected to be April 15, 2023.

Conversion Rate:
Upon conversion on the mandatory conversion date, the conversion rate for each share of the Series B Mandatory Convertible Preferred Stock will be not more than 6.1349 shares of Common Stock (the “Maximum Conversion Rate”) and not less than 5.0081 shares of Common Stock (the “Minimum Conversion Rate”), with the exact conversion rate depending on the Applicable Market Value of the Common Stock, as described in, and subject to certain anti-dilution adjustments that are described in, the Series B Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement. The following table illustrates hypothetical conversion rates per share of the Series B Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments that are described in the Series B Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Applicable Market Value of the Common Stock	Conversion rate (number of shares of Common Stock to be received upon conversion of each share of the Series B Mandatory Convertible Preferred Stock)

Greater than $199.68 (which is the Threshold Appreciation Price)	5.0081 shares (approximately equal to $1,000 divided by the Threshold Appreciation Price) (the initial Minimum Conversion Rate)

Equal to or less than $199.68 but greater than or equal to $163.00	Between 5.0081 and 6.1349 shares, determined by dividing $1,000 by the Applicable Market Value of the Common Stock

Less than $163.00 (which is the Initial Price)	6.1349 shares (approximately equal to $1,000 divided by the Initial Price) (the initial Maximum Conversion Rate)

Conversion at the Option

of the Holder:
At any time prior to April 15, 2023, other than during a Fundamental Change Conversion Period (as defined below), holders of the Series B Mandatory Convertible Preferred Stock have the option to elect to convert their shares of the Series B Mandatory Convertible Preferred Stock in whole or in part (but in no event less than one share of the Series B Mandatory Convertible Preferred Stock), into shares of Common Stock at the Minimum Conversion Rate of 5.0081 shares of Common Stock per share of Series B Mandatory Convertible Preferred Stock as described in the Series B Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement. This Minimum Conversion Rate is subject to certain anti-dilution adjustments as described in the Series B Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Conversion at the Option of
the Holder Upon a Fundamental
Change; Fundamental Change

Dividend Make-Whole Amount:
If a Fundamental Change occurs on or prior to April 15, 2023, holders of the Series B Mandatory Convertible Preferred Stock will have the option to convert their shares of Series B Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of the Series B Mandatory Convertible Preferred Stock), into Common Stock at the Fundamental Change Conversion Rate during the period (“Fundamental Change Conversion Period”) beginning on the effective date of such Fundamental Change and ending on, and including, the date that is 20 calendar days after the Effective Date of such Fundamental Change (or, if earlier, April 15, 2023). The Fundamental Change Conversion Rate will be determined based on the Effective Date of the Fundamental Change and the price paid or deemed paid per share of the Common Stock in such Fundamental Change.

Holders who convert their Series B Mandatory Convertible Preferred Stock within the Fundamental Change Conversion Period will also receive a “Fundamental Change Dividend Make-Whole Amount,” in cash, shares of Common Stock or any combination thereof, equal to the present value (computed using a discount rate of 5.00% per annum) of all remaining dividend payments on their shares of the Series B Mandatory Convertible Preferred Stock (excluding any Accumulated Dividend Amount) from and after the relevant Effective Date to, but excluding, April 15, 2023, as described in the Series B Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.
Fundamental Change

Conversion Rate:
The “Fundamental Change Conversion Rate” will be determined by reference to the table below and is based on the Effective Date and the Stock Price. If the holders of Common Stock receive only cash in the Fundamental Change, the Stock Price shall be the cash amount paid per share of Common Stock. Otherwise, the Stock Price shall be the Average VWAP per share of Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day preceding the Effective Date.

The Stock Prices set forth in the first row of the table (i.e., the column headers) of the table below will be adjusted as of any date on which the Fixed Conversion Rates of the Series B Mandatory Convertible Preferred Stock are adjusted. The adjusted Stock Prices will equal the Stock Prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the Minimum Conversion Rate immediately prior to the adjustment giving rise to the Stock Price adjustment and the denominator of which is the Minimum Conversion Rate as so adjusted, as described in the Series B Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement. Each of the Fundamental Change Conversion Rates in the table below will be subject to adjustment in the same manner as each Fixed Conversion Rate as described in the Series B Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

The following table sets forth the Fundamental Change Conversion Rate per share of the Series B Mandatory Convertible Preferred Stock for each Stock Price and Effective Date set forth below.

	Stock Price
Effective Date	$100.00	$120.00	$140.00	$163.00	$180.00	$199.68	$220.00	$240.00	$260.00	$280.00	$300.00	$320.00
May 12, 2020	5.7253	5.6137	5.4906	5.3571	5.2713	5.1880	5.1196	5.0673	5.0275	4.9976	4.9753	4.9588
April 15, 2021	5.8696	5.7579	5.6171	5.4527	5.3438	5.2383	5.1531	5.0905	5.0449	5.0126	4.9900	4.9745
April 15, 2022	6.0298	5.9529	5.8059	5.5886	5.4309	5.2775	5.1611	5.0845	5.0365	5.0081	4.9920	4.9832
April 15, 2023	6.1349	6.1349	6.1349	6.1349	5.5556	5.0081	5.0081	5.0081	5.0081	5.0081	5.0081	5.0081

The exact Stock Price and Effective Date may not be set forth in the table, in which case:

•
if the Stock Price is between two Stock Price amounts on the table or the Effective Date is between two Effective Dates on the table, the Fundamental Change Conversion Rate will be determined by straight-line interpolation between the Fundamental Change Conversion Rates set forth for the higher and lower Stock Price amounts and the earlier and later Effective Dates, as applicable, based on a 365- or 366-day year, as applicable;

•
if the Stock Price is in excess of $320.00 per share (subject to adjustment in the same manner as the Stock Prices set forth in the first row of the table above), then the Fundamental Change Conversion Rate will be the Minimum Conversion Rate; and

•	if the Stock Price is less than $100.00 per share (subject to adjustment as described above), then the Fundamental Change Conversion Rate will be the Maximum Conversion Rate.

Listing:	Danaher Corporation intends to apply to have the Series B Mandatory Convertible Preferred Stock listed on The New York Stock Exchange under the symbol “DHR PR B.”

CUSIP / ISIN:	235851409 / US2358514097

Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Evercore Group L.L.C.
Credit Suisse Securities (USA) LLC

Co-Managers:	Commerz Markets LLC
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Raymond James & Associates, Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities, Inc.
TD Securities (USA) LLC
US Bancorp Investments, Inc.
Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplements referred to above and other documents the issuer has filed with the SEC for more complete information about the issuer and the applicable offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the applicable offering will arrange to send you the prospectus and the applicable preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717,

Telephone: 1-800-831-9146, Email: prospectus@citi.com; Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 36th Floor, New York, NY 10055, Telephone: 888-474-0200, Email: ecm.prospectus@evercore.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, Telephone: 1-866-471-2526, Email: prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Telephone: (866) 803-9204.
Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.